UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 1-14942

MANULIFE FINANCIAL CORPORATION

(Translation of registrant's name into English)

200 Bloor Street East,
North Tower 10
Toronto, Ontario, Canada M4W 1E5
(416) 926-3000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

The following documents, filed as exhibits to this Form 6-K, are incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1	News release – second quarter results dated August 7, 2014
99.2	News release – quarterly dividend announcement dated August 7, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION

By: /s/ Antonella Deo
Name: Antonella Deo
Title: Vice President and Corporate Secretary
Date: August 7, 2014

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News release – second quarter results dated August 7, 2014
99.2	News release – quarterly dividend announcement dated August 7, 2014